SEC... ...ISSION



10027656

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65173

FACING PAGE!
Information Required of Brokers and Dealers Pursuant to Section 17 of the!
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder!

REPORT FOR THE PERIOD BEGINNING   01/01/09   AND ENDING   12/31/09
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION!

NAME OF BROKER-DEALER: Professional Trading Services Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125C Gaither Drive   East Gate Business Center
(No. and Street)

Mt. Laurel   New Jersey   08054
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard W. Schank   856-802-9400
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION!

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli, LLC CPA's
(Name – if individual, state last, first, middle name)

1601 Walnut Street, Suite 815   Philadelphia   PA   19102
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY!

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION!

I, ___Richard W. Schank_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Professional Trading Services Brokerage, LLC a/k/a PTS Brokerage, LLC_____ , as

of ___December 31_____ , 20 _09___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

X _____
Signature

_____
Title

_____
Notary Public

JULIA BRINES
Notary Public of New Jersey
My Commission Expires May 25, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXXXX~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j)" A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l)" An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

PTS BROKERAGE, LLC

DECEMBER 31, 2009

PTS BROKERAGE, LLC

DECEMBER 31, 2009

TABLE OF CONTENTS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

The Member
PTS Brokerage, LLC

We have audited the accompanying statement of financial condition of **PTS Brokerage, LLC** (a Limited Liability Company) as of December 31, 2009 and the related statements of income and Members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **PTS Brokerage, LLC** as of December 31, 2009 and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROMEO & CHIAVERELLI LLC
February 19, 2010

PTS BROKERAGE, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

CURRENT ASSETS	
Cash	$354,943
Receivables	177,015
Prepaid expenses	13,476
Total current assets	545,434
PROPERTY AND EQUIPMENT	
Computer equipment	2,862
Furniture	495
	3,357
Less accumulated depreciation	(3,357)
Total property and equipment	0
Total Assets	$545,434

LIABILITIES AND MEMBER EQUITY

LIABILITIES	
Commissions payable	$103,494
Accrued expenses	7,902
Total current liabilities	111,396
MEMBER EQUITY	434,038
Total Liabilities and Member Equity	$545,434

The accompanying notes are an integral part of these
financial statements

PTS BROKERAGE, LLC
STATEMENT OF INCOME AND MEMBER EQUITY

YEAR ENDED DECEMBER 31, 2009

REVENUE	
Commissions	$592,171
Investment advisory fees	471,080
Total revenue	1,063,251
OPERATING EXPENSES	
Employee compensation and benefits	714,893
Occupancy	2,601
Regulatory fee	15,947
Insurance licenses	1,913
Other expenses	21,722
Total operating expenses	757,076
Net income from operations	306,175
NET INCOME	306,175
Member equity, beginning of year	383,863
Less: Distribution of member capital	(256,000)
Member equity, end of year	$434,038

The accompanying notes are an integral part of these
financial statements

PTS BROKERAGE, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$306,175
Adjustments to reconcile net income to net cash	
Used by operating activities:	
Change in:	
Accounts receivable	(61,078)
Prepaid Expenses	1,655
Commissions payable	11,868
Accrued expenses	3,402
Net cash used by operating activities and decrease in cash	(44,153)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution of member capital	(256,000)
Net cash used by financing activities	(256,000)
Cash, beginning of year	348,921
Cash, end of year	354,943

The accompanying notes are an integral part of these
financial statements

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the financial statements.

Organization

PTS Brokerage, LLC (Company) was organized under the Laws of the State of New Jersey in 2001 and was registered as a broker-dealer in August 2002 under the Securities Exchange Act of 1934, as amended. The Company sells mutual funds, life insurance products including variable annuities, provides investment advisory services and provides financial planning services to public customers. The Company is registered in twenty five (25) states to conduct securities transactions and maintains five branch offices.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United of States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment are carried at cost. Depreciation is provide primarily by the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment	3 year
Furniture	5 year

Revenue recognition

Revenue is recognized from the sale of mutual funds as earned. Revenue from the placement of life insurance products is recognized upon notification of policy acceptance and renewal. Revenue from investment advisory services is recognized as received. Revenue from financial planning services is recognized as billed.

PTS BROKERAGE, LLC
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income taxes

The Company, a limited liability company, has elected to be taxed for federal and state purposes as a proprietorship. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected on the Member income tax returns.

NOTE B – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At December 31, 2009, the ratio was 0.45 to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under sub-paragraph (k)(1). All customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, the sale of life insurance products including variable annuities, providing investment advisory services and providing financial planning services. At December 31, 2009, the Company had net capital, as defined, of $246,698, which was $241,698 in excess of its required minimum net capital of $5,000.

NOTE C – EXPENSE AGREEMENT

The Company enters into an annual expense agreement with Professional Training Services, a company under common control. Under the agreement, the Company shares space with Professional Training Services and utilizes their telephone services in return for the payment of a percentage of Professional Training Services' monthly lease expense and their monthly telephone costs. For the year 2009, the Company paid 10% of the rent expense and 10% of the monthly telephone costs. The total rent expense for 2009 was $2,601.00 and the total telephone expense was $2,254.99.

SUPPLEMENTARY INFORMATION

PTS BROKERAGE, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Total member equity from Statement of financial condition	$ 434,038
Deduct non-allowable assets:	
Receivable	173,864
Prepaid expenses	13,476
	187,340
Net capital	$246,698
Minimum net capital required per 15c3-1 (a)(2)	$ 5,000
Aggregate indebtedness from statement of financial condition, net of A-1c liabilities	$111,396
Ration of aggregate indebtedness to net capital	45 %
Debt-equity ratio computed in accordance with 15c3-1(d)	0

PTS BROKERAGE, LLC
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 243,547
Audit Adjustments Increase in allowable receivables	3,151
Net capital according to the audit	$ 246,698

OTHER MATTERS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA Medford, NJ (609)268-9781	1601 Walnut Street, Suite 815 Philadelphia, PA 19102 (215)569-2113 FAX (215)972-0787	Anthony Chiaverelli, CPA Horsham, PA (215)542-7544

<u>Report on Internal Accounting
Control Required by SEC Rule 17a-5</u>

**The Member
PTS Brokerage, LLC**

In planning and performing our audit of the financial statements of PTS Brokerage, LLC (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants
February 19, 2010

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Accountant's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

The Member
PTS Brokerage, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by PTS Brokerage, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating PTS Brokerage, LLC's compliance with the applicable instructions of the Transitional Assessment Report (Form SIPC-7T). PTS Brokerage, LLC's management is responsible for PTS Brokerage, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine months ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ROMEO & CHIAVERELLI LLC
Certified Public Accountants
February 19, 2010

PTS BROKERAGE, LLC.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
NINE MONTHS ENDED DECEMBER 31, 2009

Period Covered	Date Paid	Amount
General assessment reconciliation for the period April 1, 2009 to December 31, 2009		$ 964.00
Payment schedule:		
SIPC-4 assessment	01/6/2009	150.00
SIPC-6	12/5/2009	112.00
SIPC-7T	02/09/2010	702.00
Balance due		$ 0.00

ROMEO & CHIAVERELLI, LLC
Certified Public Accountants
1601 WALNUT STREET • SUITE 815
PHILADELPHIA, PENNSYLVANIA 19102